CLERK’S CERTIFICATE

The undersigned certifies that she is the Clerk of Pear Tree Funds, a voluntary association with transferrable shares organized under the laws of the Commonwealth of Massachusetts (the “Trust"), and that, as such, she is qualified to execute this Certificate.  The undersigned further certifies that attached hereto as Exhibit A is a true and complete copy of the resolutions of the Trustees of the Trust duly adopted at a meeting of the Trustees duly called and held on October 30, 2014 at which a quorum was present and acting throughout, and said resolutions have not been revoked, revised or amended, and are on the date hereof, still in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 1st day of January, 2015.

By:  /s/ Lori A. Wessels
Lori A. Wessels, Clerk

EXHIBIT A

Certain Resolutions of the Trustees of Pear Tree Funds

Approval of Changing the Name of Pear Tree Columbia Small Cap Fund

RESOLVED, that pursuant to Article III, Section 1 of the Second Amended and Restated Agreement and Declaration of Trust of the Trust dated May 26, 2011, the name of the Series of the Trust currently designated as “Pear Tree Columbia Small Cap Fund” is redesignated as “Pear Tree Polaris Small Cap Fund” as of such date and time as determined by the Manager, provided that such date is on or before February 28, 2015; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed on behalf of the Trust to make such filings with the SEC as well as the Secretary of the Commonwealth of Massachusetts and any of the Commonwealth’s agencies and subdivisions thereof, and to take such actions, as such officers deem necessary or appropriate to effectuate such change.

2746179.3